

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002729

January 24, 2005

Mary E. Schaffner
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/24/2005

Re: Wells Fargo & Company
Incoming letter dated December 23, 2004

Dear Ms. Schaffner:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Wells Fargo by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, NW
Washington, DC 20001


WELLS
FARGO



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612-667-2367
612-667-6082

VIA FEDERAL EXPRESS

December 23, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Proxyvote Plus, LLC on behalf of United Association S&P Index Fund for the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

Gentlemen:

Enclosed for filing pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, are one originally executed and six photocopies of a no-action request letter filed by Wells Fargo & Company relating to the above-referenced stockholder proposal. Also included is a receipt and self-addressed stamped envelope for return of same to the undersigned as evidence of filing.

If you have any questions, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Mr. Sean O'Ryan
United Association of Journeyman and
Apprentices of the Plumbing and Pipe Fitting Industry
of the United States and Canada



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612-667-2367
612-667-6082

VIA FEDERAL EXPRESS

December 23, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Proxyvote Plus, LLC on behalf of United Association S&P Index Fund for the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2005 annual meeting of stockholders (collectively, the "2005 Proxy Materials"), in reliance on Rule 14a-8(e), a proposal and supporting statement regarding expensing stock options (collectively, the "Proposal") submitted by Proxyvote Plus, LLC, as agent (the "Agent") for the United Association S&P Index Fund (the "Fund") of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada. According to materials submitted with the Proposal, the Fund has granted the Agent full discretionary authority to exercise proxy voting rights with respect to securities held by the Fund and to sponsor or withdraw shareholder proposals.

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2005 Proxy Materials pursuant to Rule14a-8(j) on the grounds that the Proposal was not submitted to Wells Fargo on a timely basis pursuant to Rule 14a-8(e)(2). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission that it will not recommend enforcement action if Wells Fargo omits the Proposal from such Proxy Materials in reliance on Rule14a-8(e)(2) for the reasons stated herein.

Wells Fargo expects to file its definitive 2005 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2005. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is thus submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2005 Proxy Materials with the Commission.

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Wells Fargo's 2004 proxy statement was dated and was released to stockholders on March 19, 2004, and the 120-day deadline for receipt of stockholder proposals for inclusion in Wells Fargo's 2005 Proxy Materials was November 19, 2004. The 2004 proxy statement contained the following information on page 59 (a copy of which is attached to this letter as Exhibit A) regarding the submission of stockholder proposals for inclusion in Wells Fargo's proxy materials for its 2005 annual meeting:

"Stockholder Proposals for the 2005 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Company's annual meeting of stockholders in 2005 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by the Company's President and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104, no later than November 19, 2004."

The Proposal was submitted by facsimile transmission using a general facsimile number maintained by a Wells Fargo phone center facility in the Los Angeles, California area at which calls made to the general number provided on the front cover of Wells Fargo's filings with the Commission pursuant to the Securities Exchange Act of 1934 (1-800-292-9932) are answered. This fax number used by the Agent to transmit the Proposal is one made available by facility personnel to any person who calls Wells Fargo using the general telephone number and requests a fax number for the "executive offices." All calls are answered in person by facility staff, during the facility's normal hours of operation (6:00 a.m. to 7:00 p.m., Pacific time, Monday through Friday, and 7:00 a.m. to 7:00 p.m., Pacific time, on Saturdays.) The facility's fax machine continues to receive fax transmissions outside these hours of operation; facility personnel have confirmed that this fax machine was in operation on November 19, 2004. Although, based on a search of telephone logs (including the name of the caller, if given, and the purpose of the call) maintained of all calls received by facility personnel on November 19, 2004 and November 22, 2004 (the date the Wells Fargo's Los Angeles facility received a fax of the Proposal), there is no express record that the Agent contacted facility personnel to obtain the fax number, the fax number used to submit the Proposal was provided on or about 10:30 a.m., Pacific time, on November 19, 2004 to an unidentified requestor who also did not identify the purpose of his or her request.

Although the cover sheet included with the Proposal is dated November19, 2004, the date and time index automatically printed on the Proposal by the Agent's own fax machine shows that the Proposal was not in fact transmitted by the Agent until November 22, 2004 at 8:45 a.m. A copy of the Proposal, showing the date and time on which it was sent by the Agent is attached as Exhibit B. Wells Fargo's Los Angeles' facility forwarded a copy of the Proposal upon receipt to Laurel A. Holschuh, Corporate Secretary, to whom it was addressed, by inter-office mail. Ms. Holschuh received it at her office in Minneapolis, Minnesota on November 24, 2004.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received even one day after the required date. See, for example, Walgreen Co. (October 8, 2004); Viacom, Inc. (March 10, 2003); Thomas Industries, Inc. (January 15, 2003); and Wendy's International, Inc. (January 6, 2003). In this case, Wells Fargo received the Proposal three days after the November 19, 2004 deadline stated in its 2004 proxy statement.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2005 Proxy Materials in reliance on Rule 14a-8(e)(2).

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Fund of its intention to omit the Proposal from the 2005 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja

cc: Mr. Sean O'Ryan
United Association of Journeyman and
Apprentices of the Plumbing and Pipe Fitting Industry
of the United States and Canada

Exhibit A

Paper Copies of Proxy Materials. Any stockholder who resides at a shared address who has received a single copy of the Company's 2003 annual report and 2004 proxy statement as described above under *"Householding,"* and any stockholder who has consented to electronic delivery of the Company's proxy materials as described above under *"Electronic Access to Proxy Materials,"* who wish to receive paper copies of these proxy materials for the 2004 annual meeting and, for householded stockholders, future meetings, should contact Wells Fargo Shareowner Services by telephone at 1-651-552-6974 or 1-800-689-8788, or Wells Fargo & Company by mail at: Wells Fargo Center, Sixth and Marquette, Minneapolis, MN 55479, Attention: Corporate Secretary-MAC# N9305-173.

Advance Notice Procedures

Under the Company's By-laws, no business may be brought before an annual meeting unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered advance notice to the Company. Such notice must contain certain information specified in the By-laws and be delivered to the President and Chief Executive Officer of the Company at 420 Montgomery Street, San Francisco, California 94104, not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting. These requirements are separate from the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Stockholder Proposals for the 2005 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Company's annual meeting of stockholders in 2005 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by the Company's President and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104, no later than November 19, 2004.



EXHIBIT B

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA • NORTHFIELD, IL 60093
(847)501-4035 • F(847)501-2942

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Attn: Leslie for Laurel Holschuh	Craig Rosenberg
COMPANY:	DATE: 11/19/2004
FAX NUMBER: 626-307-3849	TOTAL NO. OF PAGES INCLUDING COVER: 7
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

☐ URGENT ☐ FOR REVIEW ☑ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

November 19, 2004

VIA FACSIMILE: 626-307-3849

Ms. Laurel A. Holschuh
Secretary
Wells Fargo & Co
420 Montgomery Street
San Francisco, CA 94163

Re: Shareholder Proposal

Dear Ms. Holschuh:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wells Fargo & Co ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Proof ED 12/21

Stock Option Expensing

Resolved: That the stockholders of Wells Fargo & Co ("Company") request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

* NOT PART OF PROPOSAL

PROXY VOTING SERVICES AGREEMENT

This Agreement is made effective as of the date it is last executed below between The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Trust"), on behalf of its series the United Association S&P 500 Index Fund (the "Fund"), and ProxyVote Plus, LLC (the "Manager").

WHEREAS, the Fund is intended primarily as an investment vehicle for members of the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (the "UA"), either through direct investment by UA members or through investment by UA pension funds;

WHEREAS, the Board of Trustees of the Trust has determined that it is appropriate for the Fund to exercise the proxy voting rights appurtenant to securities held by the Fund in a manner which are believed to be consistent with the interests of UA members;

WHEREAS, National City Investment Management Co., which serves as investment adviser to the Fund, and UA, has each advised the Board of Trustees of the Trust that it believes that the Manager is an appropriate party to determine the interest of UA members with respect to matters on which a shareholder vote is sought and to vote proxies consistent with the interests of UA members;

WHEREAS, the Trust, on behalf of the Fund, desires to appoint the Manager as agent to assume the responsibilities of investment management consisting of the right to vote proxies appurtenant to shares of corporate stock held by the Fund in a manner consistent with the guidelines set forth in the Proxy Voting Guidelines attached to this Agreement as Exhibit I (the "Guidelines");

NOW THEREFORE, the Trust, on behalf of the Fund, and the Manager do hereby agree each with the other as follows:

1. <u>Appointment and Authority of Manager</u>. The Trust, on behalf of the Fund, hereby appoints the Manager as its agent to exercise the proxy voting rights appurtenant to securities held by the Fund as set forth below. The Manager shall have full discretionary authority to cast proxy votes or sponsor or withdraw shareholder proposals as it, without consultation or confirmation, may determine to be appropriate in accordance with the Manager's fiduciary duty and the Guidelines. The Manager shall keep all information it gathers about the Trust or the Fund in the strictest confidence except to the extent that the Trust hereby authorizes the Manager to disclose whether the Fund is eligible to sponsor shareholder proposals in conjunction with the Manager's program of coordinated shareholder activism.

2. <u>Information and Reports</u>. The Manager will provide the Trust with annual reports within 60 days after the close of the calendar year that list every proxy vote cast during the reporting period, the issue involved, and the reason the

14. Entire Agreement and Amendments. This document contains an expression of the entire Agreement of the parties and supersedes all other prior and contemporaneous proposals, agreements, contracts, representations, and understandings, whether written or oral, between the parties with respect to the subject matter hereof. This Agreement may only be modified in writing by the representatives of both parties hereto. If any provision of this Agreement is declared to be invalid, such declaration will not affect the validity of any other provisions.

15. Notices. Any notice given hereunder shall be in writing and shall be served upon the other party personally, or by first class mail, postage prepaid. Any notice to the Manager shall be made at the following address:

Craig M. Rosenberg, President
ProxyVote Plus, LLC
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Any notice to the Trust shall be made at the following address:

William E. Zitelli, Jr.
SEI Investment Global Funds Services
One Freedom Valley Drive
Oaks, PA 19456

Either party may change its address by notice to the other party.

ProxyVote Plus, LLC

By: [signature]

Title: PRES.

Date: 12/16/03

The Advisors' Inner Circle Fund, on behalf
of the United Association S&P 500 Index Fund

By: [signature]

Title: VP

Date: 1/5/04

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 23, 2004

The proposal relates to expensing stock options.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(e)(2) because Wells Fargo received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel